

ESSEX SECURITIES

February 25, 2016

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street
Wellesley Hills, MA 02481

Re: Essex Securities, LLC

Dear Mr. Alessandri:

This statement is to notify you that, to the best knowledge and belief of Essex Securities LLC, our firm claims an exemption under 17 CFR 240.15c3-3(k)(2)(ii).

Pursuant to 17 CFR 240.15c3-3(k)(2)(ii), Essex Securities, LLC is an introducing broker/dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of Chapter [17] as are customarily made and kept by a clearing broker or dealer.

Essex Securities, LLC has met the exemption provisions of 17 CFR 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Sincerely,

Danilo Gomez
Compliance Officer

Securities Offered Through Essex Securities – Member FINRA/SIPC/MSRB
168 Centre Street 2nd Floor Danvers, MA 01923 Toll-free: (800) 377-7964 Fax: (866) 410-7459
Website: www.essexsecurities.com Email: info@essexsecurities.com